SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 25049

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                              SEQUA CORPORATION
                               (Name of Issuer)

                      Class B Common Stock, no par value
                        (Title of Class of Securities)

                                  81732 020
                                (CUSIP Number)

                            Mrs. Gertrude Rosenkranz
                            c/o Sequa Corporation
                      200 Park Avenue, New York, NY 10166
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 May 6, 1997
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is fil-ing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.
                                                                   __
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No. 81732 020

1)        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Gertrude Rosenkranz

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) | |
                                                                      (b) |X|

3)        SEC USE ONLY

4)        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          OO

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
                             (7)         SOLE VOTING POWER

        NUMBER OF
          SHARES
       BENEFICIALLY          (8)         SHARED VOTING POWER
         OWNED BY
           EACH                          250,766
        REPORTING
       PERSON WITH           (9)         SOLE DISPOSITIVE POWER



                             (10)        SHARED DISPOSITIVE POWER

                                         250,766

11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          250,766

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.53%

14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

         Gertrude Rosenkranz hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 16, 1996, as amended by Amendment No. 1 filed with the SEC on February 14, 1997 (the "Schedule") as follows.

         This Schedule relates to the Class B Common Stock, no par value per share (the "Shares") of Sequa Corporation, a Delaware corporation.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

         On May 6, 1997, Mrs. Rosenkranz was named as one of two trustees (along with Mr. Stuart Z. Krinsly as described in Item 5, below) of a trust (the "May Trust") owning 111,242 Shares, and as such she obtained shared voting power and investment power over said Shares. The Shares held in the May Trust were granted by Mr. Norman E. Alexander. Mr. Alexander is a beneficiary of the May Trust.

         Item 4.  Purpose of Transaction.

         Item 4 of the Schedule is hereby amended by inserting the following text as the last sentence thereof:

         The Shares owned by the May Trust are held for investment purposes.

         Item 5.  Interest in Securities of the Issuer.

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

         Mrs. Rosenkranz beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 250,766 Shares, or 7.53% of the Shares outstanding as of January 22, 1998.

         Item 5(b) of the Schedule is hereby amended by deleting the first three full sentences thereof and inserting the following language in their stead:

         Mrs. Rosenkranz has shared voting and dispositive power over 150 Shares that she owns directly and jointly with her husband, Mr. Bernard Rosenkranz, and has shared voting and dispositive power over an aggregate of 250,616 Shares held by the May Trust, the September Trust and the March Trust (defined below). Mrs. Rosenkranz shares voting and dispositive power with respect to the Shares held by the May Trust, the September Trust and the March Trust with Mr. Stuart Z.

         Krinsly, a co-trustee of each such Trust.

         Item 5(c) of the Schedule is hereby amended and supplemented by inserting the following text as the third full paragraph thereof:

         Mrs. Rosenkranz became a beneficial owner for purposes of Rule 13d-3 of 111,242 Shares on May 6, 1997 when she was named as one of two trustees (along with Mr. Krinsly) of a trust under an Indenture dated as of May 6, 1997.

         Item 5(d) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

         The beneficiaries of the March Trust, the May Trust and the September Trust are entitled to receive dividends or proceeds from the sale of Shares by all of such Trusts. Mr. Norman E. Alexander, who owns more than 5% of the Shares, is a beneficiary of all of such Trusts.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

        Mr. Alexander formed the May Trust and contributed 111,242 Shares of the Company thereto. Mrs. Rosenkranz was named as one of two trustees (along with Mr. Krinsly) of the May Trust, and as such she has shared voting power and investment power over said Shares. Mr. Alexander, Mr. Alexander's wife, and Mr. Alexander's estate and/or certain of his issue are beneficiaries of the May Trust.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Trust Indenture dated as of March 29, 1996 (previously filed).

         Exhibit 2 Trust Indenture dated as of September 5, 1996 (previously filed).

         Exhibit 3  Trust Indenture dated as of May 6, 1997.

                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                    /s/ Gertrude Rosenkranz
                                                 ------------------------------
                                                       Gertrude Rosenkranz



Date:    February 4, 1998

EXHIBIT INDEX


Exhibit                                                               Page
-------                                                               ----


Exhibit 1   Trust Indenture dated as of March 29, 1996                *


Exhibit 2   Trust Indenture dated as of September 5, 1996             *


Exhibit 3   Trust Indenture dated as of May 6, 1997


-----------------------

 *  Previously Filed.